SEC File No: 82-3622

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	21-Apr-2006 17:17:32
Announcement No.	00056

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Date of announcement of SingTel Group's results for the fourth quarter and the financial year ended 31 March 2006
Description	
Attachments:	335-ann.pdf Total size = **11K** (2048K size limit recommended)

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06013227

SUPPL

PROCESSED

MAY 11 2006

THOMSON FINANCIAL

SINGAPORE TELECOMMUNICATIONS LIMITED
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)
COMPANY REGISTRATION NUMBER: 199201624D

Date of announcement of SingTel Group's results for the fourth quarter and the financial year ended 31 March 2006

Singapore Telecommunications Limited will be announcing its results for the fourth quarter and the financial year ended 31 March 2006 on 4 May 2006, before the start of trading on the Singapore Exchange and the Australian Stock Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore, 21 April 2006

Lorinda Leung

From: Lim Li Ching

Sent: Friday, April 21, 2006 5:18 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, April 21, 2006 5:17:32 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00056
Submission Date & Time :: 21-Apr-2006 17:16:51
Broadcast Date & Time :: 21-Apr-2006 17:17:32
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement deta! ils.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, April 21, 2006 5:23 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 327699.pdf

327699.pdf (10 KB)

ASX confirms the release to the market of Doc ID: 327699 as follows:
Release Time: 21-Apr-2006 19:22:43
ASX Code: SGT
File Name: 327699.pdf
Your Announcement Title: Date of announcement of SingTel Group results for the quarte

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/04/2006

TIME: 19:22:45

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Date of announcement of SingTel Group results for the Qtr

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

SEC File No: 82-3622

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-Apr-2006 17:17:38
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-04-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	18-04-2006
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	16,237,302
As a percentage of issued share capital	0.0972 %
No. of Shares which are subject of this notice	987,000

As a percentage of issued share capital	0.0059 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.67
No. of Shares held after the change	17,224,302
As a percentage of issued share capital	0.1032 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	4,050,000	20,787,857
As a percentage of issued share capital	0.0243 %	0.1245 %
No. of shares held after the change	4,050,000	21,774,857
As a percentage of issued share capital	0.0243 %	0.1304 %

Footnotes

Note: The deemed interest of 21,774,857 shares after the change includes:
(i) 17,224,302 ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 4,549,125 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

Attachments:

Total size = **0** (2048K size limit recommended)

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Lorinda Leung

From: Lim Li Ching

Sent: Wednesday, April 19, 2006 5:18 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Wednesday, April 19, 2006 5:17:38 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00037
Submission Date & Time :: 19-Apr-2006 17:16:39
Broadcast Date & Time :: 19-Apr-2006 17:17:38
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/04/2006

TIME: 08:29:51

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, April 20, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 326671.pdf

326671.pdf (143 KB)

ASX confirms the release to the market of Doc ID: 326671 as follows:
Release Time: 20-Apr-2006 08:29:49
ASX Code: SGT
File Name: 326671.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	17 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 17,224,302 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	a) 17 April 2006 b) 18 April 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 16,237,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	a) 200,000 ordinary shares b) 787,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) S$2.67 per share b) S$2.67 per share
No. of securities held after change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 17,224,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase of shares by RBC Dexia Trust Services Singapore Limited, trustee of trust described above

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

+ See chapter 19 for defined terms.

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 4,549,125 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/04/2006

TIME: 08:29:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, April 20, 2006 6:30 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 326672.pdf

326672.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 326672 as follows:
Release Time: 20-Apr-2006 08:29:50
ASX Code: SGT
File Name: 326672.pdf
Your Announcement Title: Appendix 3Y

SEC File No: 82-3622

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	17-Apr-2006 17:33:27
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	17-04-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	12-04-2006
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	Amount of consideration (excluding brokerage and stamp duties) per share paid in item 4 is the average consideration per share.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	15,837,302
As a percentage of issued share capital	0.0949 %
No. of Shares which are subject of this notice	400,000

Attachments:

Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching

Sent: Monday, April 17, 2006 5:35 PM

To: Lorinda Leung; 051214-Jennifer Lim (secretariat); Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, April 17, 2006 5:33:27 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00069
Submission Date & Time :: 17-Apr-2006 17:32:24
Broadcast Date & Time :: 17-Apr-2006 17:33:27
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/04/2006

TIME: 08:45:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, April 18, 2006 6:47 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 325932.pdf

325932.pdf (146 KB)

ASX confirms the release to the market of Doc ID: 325932 as follows:
Release Time: 18-Apr-2006 08:45:51
ASX Code: SGT
File Name: 325932.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	13 April 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 16,237,302 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	12 April 2006

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-BG(120406)

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 4,549,125 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 18/04/2006

TIME: 08:45:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, April 18, 2006 6:47 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 325933.pdf

325933.pdf (114 KB)

ASX confirms the release to the market of Doc ID: 325933 as follows:
Release Time: 18-Apr-2006 08:45:51
ASX Code: SGT
File Name: 325933.pdf
Your Announcement Title: Appendix 3Y